

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Ben Klocke
General Counsel
Bridgewater Bancshares Inc
4450 Excelsior Boulevard, Suite 100
St. Louis Park, Minnesota 55416

      Re: Bridgewater Bancshares Inc
           Registration Statement on From S-3
           Filed April 27, 2022
           File No. 333-264509

Dear Mr. Klocke:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance